NATURAL GAS SERVICES GROUP, INC.
2911 South County Road 1260
Midland, Texas 79706
Ph: 432-563-3974
Fax: 432-563-5567
May 8, 2007
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attn: Gary Newberry, Division of Corporation Finance

Re:	Natural Gas Services Group, Inc.
Form 10-K
Dear Ladies and Gentlemen:
In connection with our response to the comment letter received from the Staff on April 24, 2007, regarding the above referenced matter, Natural Gas Services Group, Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Natural Gas Services Group, Inc.
By:	/s/ Earl R. Wait
Earl R. Wait, Vice President - Accounting